ITT Educational Services, Inc.

13000 North Meridian Street

Carmel, IN 46032-1404

Telephone (317) 706-9200

October 18, 2007

Ms. Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 3720

Washington, DC 20549

Re:	ITT Educational Services, Inc.

Definitive Schedule 14A

Filed March 14, 2007

File No. 1-13144

Dear Ms. Krebs:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated September 27, 2007 relating to the Company’s definitive proxy statement for its 2007 Annual Meeting of Shareholders (the “Proxy Statement”). For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

Meetings, Independence and Committee of the Board of Directors, page 4

1.

Comment: You disclose that the chief executive officer recommends to the compensation committee the compensation for the other named executive officers. Please describe what aspects of performance or other factors the chief executive officer considered in reaching his recommendation for each of the named executive officers. See Regulation S-K Item 407(e)(3)(ii).

Response:

We discuss our Chief Executive Officer’s recommendation to our Compensation Committee of the compensation for the other Named Executive Officers in further detail in the Compensation Discussion and Analysis section of the Proxy Statement (the “CD&A”). In future filings, in the section referenced in your comment (“Meetings, Independence and Committees of the Board of Directors”), we will add a cross-reference to the subsection in the CD&A where this discussion appears. In addition, in reaching his

Ms. Kathleen Krebs

October 18, 2007

recommendation, the Chief Executive Officer makes a subjective assessment after deliberate and thorough review and consideration of a number of factors, including:

•	each Named Executive Officer’s level and area of responsibility;
•	the competitive marketplace for the same or similar positions;
•	the Named Executive Officer’s individual performance in his or her position and as it relates to his or her specific job responsibilities;
•	his or her contribution toward achieving the Company’s financial and operating results; and
•	our overall financial and operating results.

In future filings, we will include this description in the CD&A.

Compensation of Executive Officers and Directors, page 17

2.

Comment: Please minimize the extent to which you repeat disclosures, and ensure that you present information in concise sections, paragraphs and sentences. See Exchange Act Rule 13a-20 and Section VI. of Securities Act Release No. 33-8732A. For example, you disclose your compensation objectives, the parties responsible for determining named executive officer compensation, and the general factors the compensation committee considers in determining compensation adjustments several times in Compensation Discussion and Analysis and, in some cases, in the narratives that follow the executive compensation tables.

Response:

In future filings, we will reduce the extent to which we repeat disclosures and will further revise our disclosures to present the information in concise sections, paragraphs and sentences.

Compensation Discussion and Analysis, page 17

Design, page 18

3.

Comment: You disclose on page 18 that the compensation committee “attempts to target the total direct compensation of [y]our executives...to the seventy-fifth percentile of the range of compensation provided to executives of publicly traded companies in [y]our industry and outside of [y]our industry that are comparable in terms of operations and size,” but you identify only the comparator companies that are in your industry. Please identify all of the companies that you considered for benchmarking purposes.

Response:

The primary comparator companies used were those in our industry that were identified in the Proxy Statement. The data with respect to the primary comparator companies was supplemented with summary statistics of compensation data from executive compensation surveys of companies in:

Ms. Kathleen Krebs

October 18, 2007

•	the services industry that were comparable to us in terms of size; and
•	the general industry, in a few instances, where there was insufficient data in the surveys of companies in our industry or the services industry.

As explained on page 19 of the Proxy Statement, the other comparator companies that are referenced are those included in the “summary statistics of compensation data obtained from executive compensation surveys of hundreds of companies in other industries that are comparable to us in terms of size.” Due to the sheer volume of the number of companies included in those surveys, it would be impractical to list each of those companies in the Proxy Statement and would very likely distract a reader from the more substantive compensation discussion. Further, we believe that identification of those other companies would not provide any material benefit to understanding our executive compensation programs, including the determination of levels of compensation. In future filings, however, we intend to add a more detailed description of the other comparator companies, similar to the explanation above or as modified to reflect any changes in the compensation surveys utilized by our Compensation Committee.

4.

Comment: You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. Please disclose more specifically how the committee’s consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b)(2)(vii). For example, discuss why the committee believed that 2006 individual performance and/or other factors merited the level of bonus awards made to the named executive officers and the January 23, 2006 stock option grant to Mr. Champagne. As another example, discuss why the committee made the January 22, 2007 stock option and restricted stock units grants to the officers mentioned on page 30 in the amounts and forms in which it did.

Response:

In future filings, we will discuss the reasons for such decisions. Under our Compensation Committee’s pay-for-performance philosophy with respect to executive compensation, there is a direct correlation between the Committee’s subjective assessment of each Named Executive Officer and the amount of compensation that the Committee determines to pay to the Named Executive Officer. As a result, the higher our Compensation Committee’s subjective assessment of a Named Executive Officer’s performance, the higher the amount of compensation that the Committee will approve for that Named Executive Officer, relative to his or her level and area of responsibility, the competitive marketplace for the same or similar positions and his or her contribution toward achieving the Company’s results. In determining compensation levels and amounts for the Named Executive Officers in 2006, our Compensation Committee made a subjective assessment (with input from the Chief Executive Officer in the case of the other Named Executive Officers), after deliberate and thorough review and consideration of a number of factors, including:

•	the market and comparator information discussed above;
•	the level and area of responsibility of the Named Executive Officer;

Ms. Kathleen Krebs

October 18, 2007

•	the Named Executive Officer’s performance in 2005 as it related to his or her specific job responsibilities;
•	the Named Executive Officer’s contribution toward achieving the Company’s financial and operating results in 2005; and
•	our overall financial and operating results in 2005.

5.

Comment: The summary compensation table on page 35 and other disclosure in compensation discussion and analysis show that Mr. Champagne’s salary and incentive compensation each are significantly higher than the other named executive officers’ salary and equity compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policy or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

Response:

As noted, Mr. Champagne received a higher base salary and higher incentive compensation than the other Named Executive Officers during his tenure as our Chief Executive Officer. In the Proxy Statement (on page 18), we noted that during the executive session of our Compensation Committee in January 2007, consideration was given to our Chief Executive Officer’s role in building shareholder value and improving the shareholders’ return on invested capital. Further, the descriptions in the Proxy Statement regarding how the amount of each element of compensation paid to the Named Executive Officers is determined do include the Chief Executive Officer, and there is no material difference in the process of determining the Chief Executive Officer’s level of compensation. Our Compensation Committee applies the same pay-for-performance philosophy for executive compensation discussed above in determining our Chief Executive Officer’s compensation that it applies in determining the compensation of the other Named Executive Officers. In addition, in future filings, we will disclose the fact that our Compensation Committee believes that our Chief Executive Officer is entitled to a higher level of compensation relative to other executives due to the high level of responsibility that he has with the Company and the substantial duties and responsibilities that he has to the Company, as well as the fact that the market and comparator information demonstrates higher compensation levels for chief executive officers, all of which are consistent with the stated objectives, design and process of our compensation program.

With respect to differences in compensation amounts among the other Named Executive Officers, there are no material differences in our policy or decision-making regarding the executives’ compensation. Specifically, there are no material differences in our Compensation Committee’s pay-for-performance philosophy for executive compensation discussed above or the application of that philosophy with respect to determining the amounts of our executives’ compensation. We believe that the Proxy Statement contains discussions of all of the material factors and considerations that are used in determining the compensation of our executive officers, including the amounts of their compensation, and there are no other material reasons for the differences in the amounts of their compensation that is necessary to be disclosed for an understanding of our Compensation Committee’s compensation policies and decisions regarding the Named Executive

Ms. Kathleen Krebs

October 18, 2007

Officers. In future filings, we will clarify that any differences in compensation levels among the Named Executive Officers is reflective of:

•	the level and area of the responsibilities associated with that position;
•	the market and comparator information for that position;
•	the individual’s performance in his or her position and as it relates to his or her specific job responsibilities;
•	his or her contribution toward achieving the Company's financial and operating results; and
•	our overall financial and operating results.

6.

Comment: You disclose on page 25 when the compensation committee establishes performance goals for the fiscal year. To the extent you have available information regarding such goals and targets for the current fiscal year because you already have set them, please disclose them in your Compensation Discussion and Analysis. See Instruction 2 to Regulation S-K Item 402(b)(2). If you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Response:

As described in the Proxy Statement, typically our Compensation Committee establishes the executive bonus parameters for a particular year in January of that year. In the Proxy Statement, we disclosed the 2007 executive bonus parameters, including:

•	the four performance categories (which are the same as in 2006);
•	the standard bonus target percentage of annualized base salary for each Named Executive Officer;
•	the maximum bonus percentage range of the standard bonus target percentage of annualized base salary (which is the same as in 2006); and
•	that the maximum bonus percentage associated with each range of weighted average performance points is the same as in 2006.

Further, with respect to adjusted earnings per share (i.e., one of the 2007 performance categories), we disclosed that our previously publicly-disclosed internal goal for 2007 earnings per share was the basis, before adjustment, for the specific target level associated with three performance points in the adjusted earnings per share performance category. Of the four 2007 executive bonus performance categories, earnings per share is the only one for which we had publicly disclosed an internal goal.

With respect to the other 2007 performance categories (and the other ranges of adjusted earnings per share), we did not disclose the specific values associated with each target

Ms. Kathleen Krebs

October 18, 2007

level, because we do not believe that those specific performance target levels constitute material information that is necessary to an understanding of our Compensation Committee’s compensation policies and decisions regarding the Named Executive Officers. In the Proxy Statement, we describe in detail:

•	how the Company’s executive bonus parameters are structured;
•	how they work;
•	why they were selected; and
•	how targets are used in setting bonus compensation.

These material terms of the bonus parameters did not change from the prior year to the current year. We believe that the specific levels of performance targets for a current year are not material to a shareholder’s understanding of the bonus compensation paid to the Named Executive Officers and, therefore, disclosure is not necessary. Even without knowing the specific levels of performance targets for the current year, a reader of the Proxy Statement can fully understand our:

•	bonus parameters;
•	the bonus-related policies and decisions; and
•	the most important factors relevant to an analysis of those policies and decisions.

More specifically, we believe that the specific target levels for the current year are not material information necessary to an understanding of our bonus parameters and decisions, in part because of the manner in which our bonus parameters work. There are four performance categories, and each category has associated with it five separate ranges of performance that, once actual results are available, will yield a number of performance points between one and five. The performance points related to the four categories are then added together, and the sum is divided by four. As a result, there are many different combinations of actual Company performance among the four categories that could result in various levels of the bonus amount pool under the previously-established target levels. Due to the numerous potential combinations of values and the additional subjective assessment of the Named Executive Officer's individual performance, disclosure of the various target levels would not provide any information that is more helpful to understanding our bonus compensation. In fact, we believe that the disclosure of the likelihood of achieving the performance target levels (as proposed to be expanded as described in the last paragraph of this response) is more useful in that it utilizes actual performance results from the previous year to illustrate the potential bonus payouts under the current year bonus parameters.

We also believe that disclosure of performance target levels for a current year could be misleading or confusing to investors. Such information could, despite any statements to the contrary, be viewed as projections of operating results for the year, when in fact such information is being used only for internal compensation setting purposes.

We acknowledge that, in the event our Compensation Committee changes our bonus parameters in the future, including the performance categories used, we will need to re-evaluate the materiality analysis.

Ms. Kathleen Krebs

October 18, 2007

In future filings, assuming there are certain performance target levels that are not disclosed, we will expand the discussion of how likely it would be for the Company to achieve the undisclosed performance targets by applying the actual results achieved in the immediately preceding completed fiscal year to the performance target levels for the then-current fiscal year. We believe that this analysis will provide investors with a better understanding of how likely it will be to achieve the targets by demonstrating the effect that the specific levels of performance (those in the previous year) would have on bonus payouts under the current year’s performance target levels.

Potential Payments upon Termination of Employment..., page 33

7.

Comment: Please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, discuss why the termination payment arrangements contain the terms and payout levels set forth in your disclosure.

Response:

On page 33 of the Proxy Statement, we discussed how our charge-in-control arrangements fit into our overall compensation objectives and why the termination payment arrangements contain the terms and payout levels, as follows:

“Severance pay arising from a change in control of the employer is a typical component of an executive officer’s compensation and is, therefore, necessary for us to attract, retain and motivate talented executives. Severance pay is used to help us provide some security to our executives in order to allow them to focus on their individual performance and achieving our financial and operating goals. The amount and type of severance pay made available to our executive officers is based on common and typical amounts and types of severance pay that had been made available to executives by other publicly traded companies at the time we adopted the ESI Special Senior Executive Severance Pay Plan, and at the time of each subsequent review by the Compensation Committee of the ESI Special Senior Executive Severance Pay Plan. The Compensation Committee believes that, in the event of a change in control of us, severance benefits, the types of severance benefits provided, the amount associated with the severance benefits provided and the basis upon which the types and amounts are determined support the following objectives of our compensation program: competition, accountability for business performance, accountability for individual performance, alignment with shareholder interests and independence. See ‘– Compensation Objectives.’”

In future filings, we will further discuss how our change-in-control arrangements fit into our overall compensation objectives and why the termination payment arrangements contain the terms and payout levels set forth in our disclosure. Our change-in-control arrangements, however, did not impact the decisions that our Compensation Committee made regarding other compensation elements and, therefore, we do not believe it is necessary to address that issue in the Proxy Statement. The material factors that affected the decisions that our Compensation Committee made regarding other compensation elements are already disclosed in the CD&A in the Proxy Statement.

Ms. Kathleen Krebs

October 18, 2007

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9240 or celwood@ittesi.com. Please advise me when the Commission has completed its review of the Proxy Statement.

Sincerely,

/s/ Clark D. Elwood

Senior Vice President

General Counsel and Secretary